

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2011

<u>Via E-mail</u>
James Vandeberg
Chief Financial Officer
Legend Oil and Gas, Ltd.
1420 5th Avenue, Suite 2200
Seattle, Washington 98101

> **Re:** **Legend Oil and Gas, Ltd.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2011**
> **File No. 333-178176**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Amendment No. 1 to Form 8-K**
> **Filed November 23, 2011**
> **File No. 0-49752**

Dear Mr. Vandeberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2. If a numbered comment raises more than one question or includes more than one bullet point, please fully respond to each such question and bullet point. Also, to expedite our review, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

Registration Statement on Form S-3

General

3. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

4. Please explain the basis for your eligibility to use Form S-3.

5. For each selling shareholder that is a legal entity, please identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. See *Compliance and Disclosure Interpretations: Regulation S-K*, Question 140.02 at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*.

Forward-Looking Statements, page 3

6. Please revise your disclosure to remove any reference to the safe harbors for forward looking statements available under Section 27A of the Securities Act and Section 21E of the Exchange Act as these provisions are not available to issuers of penny stock.

Undertakings, page ii

7. We note that your cover page indicates that you are conducting a continuous or delayed offering pursuant to Rule 415. Please include the corresponding undertakings pursuant to Item 512(a)(5) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Financial Statements

Note 4 – Oil and Gas Properties, page 9

8. We note you do not report proved reserves as of December 31, 2010; therefore, your annual financial statements do not reflect amortization associated with your capitalized oil and gas property costs. However, it appears you report proved reserves in your interim financial statements as of and for the interim period ended September 30, 2011. Please disclose within your interim financial statements the events that occurred resulting in this significant reclassification of reserves to comply with the guidance of FASB ASC 932-270-50-1.

Note 5 – Stockholders' Equity, page 10

9. We note the holders of shares of your convertible preferred stock have the right to require you to repurchase their shares at a fixed price in the event your common stock is not listed for trading or otherwise quoted on the NYSE, AMEX, NASDAQ or any other market more senior than the OTC Bulletin Board on or before March 31, 2012. Please tell us how you concluded your preferred stock is appropriately classified as equity under the guidance of FASB ASC 480.

Exhibit 99.1

10. We note you have filed as an exhibit a reserve study and report prepared by KLH Consulting. This report does not comply with Item 1202(a)(8) of Regulation S-K. Further, the engineer does not appear to have used the definitions set forth in Rule 4-10(a) of Regulation S-X to determine reserves and prepare this report. Please request your engineers to revise their report accordingly. In addition, detail the revisions you would need to make to your financial statements and disclosures within the Form 8-K/A filed on November 23, 2011 to the extent you determine your Piqua properties do not contain proved reserves.

Form 8-K, as amended November 23, 2011

Description of Business, page 4

Purchase of Assets, page 1

Reserves, page 6

11. We note you have filed, as Exhibit 99.3, a reserves studies report of the oil and gas properties you acquired from Sovereign Energy Corp. (Sovereign). The third party engineer, InSite Petroleum Consultants Ltd. has determined these reserves using the definitions contained in CSA 51-324, which is the glossary to NI 51-101. Please note you may only report within the forms you file with us reserves that meet the definitions set forth in Rule 4-10(a) of Regulation S-X. Please revise the information you have presented in the Form 8-K/A based on this guidance.

Markets for Oil and Gas, page 7

12. Please clarify to what extent you rely on your operating partners to market and sell your production and to what extent you rely on third-party marketers.

Risk Factors, page 12

13. Please add disclosure concerning risks related to penny stock.

Our Common Shares are quoted on the Over-the-Counter Bulletin Board..., page 19

14. We note your disclosure that your "trading price of the Common Shares on the OTCBB is currently near a record high, and the market value of the Common Shares is currently trading at a significant premium to the value of our current assets, revenue and earnings." This statement appears inconsistent with your disclosure on page 46, which indicates that between October 1, 2011 and November 22, 2011, your stock traded at a low of $0.62. Please advise, and revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

15. Please expand your disclosures to explain the types of professional fees paid for the nine months ended September 30, 2011. Also, explain to the extent any of these fees were paid to any related parties.

Executive Compensation, page 41

16. Please file any material agreements related to Mr. Vandeberg's employment as officer or director, including any deferral of compensation. If any of the agreements have not been reduced to writing, then provide the written description of the contract in question "similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii)." Refer to *Compliance and Disclosure Interpretations: Regulation S-K*, Question 146.04.

Exhibit 99.6

17. We note your pro forma financial statements have been derived from information contained in Notes 12 and 19 of Sovereign's historical audited financial statements and unaudited interim financial statements, respectively. Please modify your pro forma presentation to include a separate column which presents the historical financial information of Sovereign as detailed in these notes; then present another column reflecting the foreign currency translation adjustments, followed by a summation column. Your adjustments column would reflect the purchase price allocation and related financing, along with the removal of any assets not acquired or liabilities assumed in the transaction. This presentation would benefit investors, as the source of the Sovereign's pro forma information would correspond to information contained in their financial statements.

18. We note you are required to issue additional common shares to Sovereign if the volume weighted average trading price of your common shares falls below certain threshold amounts. In addition, you are required to issue additional shares to Sovereign in the event you sell common shares at a price less than $2.00 at any time during the 14-month period following the filing of the Form 8-K. Please tell us why you believe these terms of the asset purchase agreement do not result in the recognition of contingent consideration as of the acquisition date. Refer to FASB ASC 805-30 for further guidance on this matter.

19. We note a portion of the cash paid to Sovereign was obtained from borrowings under your credit facility and this loan bears interest at a variable rate. As the actual interest rate can vary, please disclose the effect on income of a 1/8 percent variance in the interest rate.

20. Please clarify in further detail how you derived the adjustments to reflect the tax effect of this transaction, as it appears the adjustments were not calculated using the statutory rate in effect during the periods for which the pro forma income statements are presented.

21. To the extent you acquired proved reserves as defined in Rule 4-10(a) of Regulation S-X, please present pro forma reserve quantity information and pro forma disclosure of the standardized measure of discounted future net cash flows of those reserves as of December 31, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Norman von Holtzendorff, Staff Attorney, at (202) 551- 3237 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Timothy M. Woodland, Esq.
       Cairncross & Hempelmann, P.S.